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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 1
                                       TO

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                DTM CORPORATION
                           (Name of Subject Company)

                                DTM CORPORATION
                     (Names of Person(s) Filing Statement)

                   COMMON STOCK, PAR VALUE $0.0002 PER SHARE
                         (Title of Class of Securities)

                                  23333 L 103
                     (CUSIP Number of Class of Securities)

                             JOHN S. MURCHISON, III
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                DTM CORPORATION
                          1611 HEADWAY CIRCLE, BLDG. 2
                              AUSTIN, TEXAS 78754
                           TELEPHONE: (512) 339-2922
                           FACSIMILE: (512) 339-0634

                                WITH A COPY TO:

                             J. MATTHEW LYONS, P.C.
                        BROBECK, PHLEGER & HARRISON LLP
                             4801 PLAZA ON THE LAKE
                              AUSTIN, TEXAS 78746
                           TELEPHONE: (512) 330-4000
                           FACSIMILE: (512) 330-4001

    (Names, addresses and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

                       AMENDMENT NO. 1 TO SCHEDULE 14D-9

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission on May 1, 2001 by DTM Corporation, a Texas corporation, relating to a tender offer commenced by Tiger Deals, Inc., an indirect wholly owned subsidiary of 3D Systems Corporation, on April 30, 2001 to purchase all of our outstanding shares of common stock. On May 16, 2001, 3D Systems and Tiger Deals filed an Amendment No. 1 to the Schedule TO filed on April 30, 2001 with the SEC.

     The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1, except as otherwise set forth below. You should read this amendment together with the
Schedule 14D-9 we filed on May 1, 2001.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     Item 2 of the Schedule 14D-9 we filed on May 1, 2001 is amended by amending and restating the second paragraph in its entirety as follows:

     This Schedule 14D-9 relates to the tender offer by Tiger Deals, Inc., a Delaware corporation and indirect wholly owned subsidiary of 3D Systems Corporation, a Delaware corporation, to purchase any and all of the issued and outstanding shares of our common stock at the purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 2, 2001, and as amended by Amendment No. 1 to the Agreement and Plan of Merger dated May 15, 2001, by and among DTM, 3D Systems and Tiger Deals and upon the terms and subject to the conditions set forth in Tiger Deals' Offer to Purchase dated April 30, 2001, the Amendment and Supplement to Offer to Purchase dated May 15, 2001 and the related Letter of Transmittal. We filed the offer to purchase, the amendment and supplement to offer to purchase and the letter of transmittal as Exhibits 1, 17 and 2 to this
Schedule 14D-9. We incorporate by reference the merger agreement which is attached as Exhibit 2.1 to the current report on Form 8-K we filed with the SEC on April 6, 2001. We incorporate by reference Amendment No. 1 to the merger agreement which we filed as Exhibit 18 to this Schedule 14D-9. The offer to purchase, the amendment and supplement to offer to purchase and the letter of transmittal are part of a Tender Offer Statement on Schedule TO filed by 3D Systems and Tiger Deals with the SEC on April 30, 2001 and amended on May 16, 2001. The Schedule TO discloses that the principal executive offices of 3D Systems and Tiger Deals are located at 26081 Avenue Hall, Valencia, California 91355 and their telephone number is (661) 295-5600.

     Item 2 is further amended and supplemented by adding the following text at the end thereof:

  Where You Can Find Additional Information

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference facilities. SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.

     You also may obtain copies of our SEC filings, without charge, upon written request to our corporate secretary, at our principal executive offices located at 1611 Headway Circle, Building 2, Austin, Texas 78754 or upon telephonic request at (512) 339-2922.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 3 of the Schedule 14D-9 we filed on May 1, 2001 is amended by amending and restating the subsection entitled "The Merger Agreement" in its entirety as follows:

  The Merger Agreement

     We incorporate by reference the summary of the material provisions of the merger agreement, as amended by Amendment No. 1 to the merger agreement, and a statement of the material conditions to the tender offer which are included in Sections 13 and 14, respectively, of the offer to purchase. Amendment No. 1 to the merger agreement provides for a reduction in the termination fee in connection with the settlement of the purported class action lawsuit captioned Spinner v. Goldstein. The summary of the merger agreement, as amended, is qualified in its entirety by reference to the merger agreement, which has been attached as Exhibit 2.1 to the current report on Form 8-K we filed with the SEC on April 6, 2001, and Amendment No. 1 to the merger agreement, which we filed as
Exhibit 18 to this Schedule 14D-9.

     We incorporate the merger agreement and Amendment No. 1 to the merger agreement by reference. The summary may not contain all the information that is important to you. Accordingly, you should read carefully the merger agreement, as amended, in its entirety for a more complete description of the matters summarized in the offer to purchase.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4 of the Schedule 14D-9 we filed on May 1, 2001 is amended by amending and supplementing the subsection entitled "Background of the Offer; Contacts with 3D Systems" with the following information:

  Background of the Offer; Contacts with 3D Systems

     Prior to any contacts we had with 3D Systems, on June 15, 1999, we entered into a mutual non-disclosure agreement with a third-party potential strategic partner to facilitate discussions related to a proposed business combination or strategic relationship. The terms of this agreement prevent us from disclosing the identity of this potential strategic partner or the terms of the proposed transaction. After discussing the terms and conditions of the proposed transaction, our board of directors determined that the preliminary proposal was not in the best interests of our shareholders. We were unable to agree upon a financially accretive business arrangement with this potential strategic partner and negotiations ceased. Almost a year later, on May 17, 2000, we received a letter from this potential strategic partner indicating that it continued to be interested in pursuing a business combination with us. On June 12, 2000, John S. Murchison, III, our Chief Executive Officer and President, sent a letter to this potential strategic partner indicating that our company would welcome a formal merger proposal. However, on January 6, 2001, Mr. Murchison was notified by this potential strategic partner that it was not in a position to pursue a merger with our company due to its recent results of operations. Since then, we have not been contacted by this potential strategic partner in connection with a proposed business combination or strategic relationship.

     In May 2000, we engaged in acquisition discussions with another third-party potential acquiror. The purchase price that was offered by this potential acquiror was substantially less than $5.80 per share. To facilitate these discussions, we entered into a confidentiality agreement with this potential acquiror on June 5, 2000, the terms of which prevent us from disclosing the identity of this potential acquiror or the terms of the proposed transaction. In October 2000, we mutually were unable to reach an agreement with this potential acquiror regarding significant business terms of the proposed transaction, including the offer price, terms of financing and certain other business issues, and negotiations ceased. We have not been contacted subsequently by this potential acquiror in connection with a proposed transaction.

     On April 6, 2001, a purported class action complaint under the caption Spinner v. Goldstein was filed in the 200th District Court of Travis County in the State of Texas, against us, some of our directors and 3D Systems.

     On April 30, 2001, 3D Systems and Tiger Deals filed a Tender Offer Statement on Schedule TO with the SEC.

     On May 1, 2001, we filed a Solicitation/Recommendation Statement on
Schedule 14D-9 with the SEC.

     On May 2, 2001, the purported class action complaint under the caption Spinner v. Goldstein was amended. We have attached a copy of the amended complaint as Exhibit 19 to this Schedule 14D-9.

     On May 11, 2001, the defendants reached an agreement in principle with the representative of the purported class in the lawsuit captioned Spinner v. Goldstein, providing for the settlement of the action. For more information on this lawsuit and the settlement, please see "Item 8. Additional Information -- Litigation."

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Item 5 of the Schedule 14D-9 we filed on May 1, 2001 is amended and supplemented with the following information:

  Opinion of Our Financial Advisor

     After meeting with representatives of Hoak Breedlove to discuss the financial advisory services that Hoak Breedlove could provide to our company, the special committee selected Hoak Breedlove to serve as our financial advisor. As discussed in our original Schedule 14D-9 filing, at the request of our board of directors, on April 2, 2001, Hoak Breedlove rendered its oral opinion to our board of directors to the effect that, as of that date and subject to the assumptions made, matters considered and limits of the review undertaken by Hoak Breedlove described in its opinion, the $5.80 per share in cash to be received by our shareholders pursuant to the offer and the merger was fair from a financial point of view to such shareholders. Hoak Breedlove subsequently confirmed this opinion in writing by letter dated April 2, 2001.

     The full text of Hoak Breedlove's written opinion is attached as Annex A to our original Schedule 14D-9. We refer you to and incorporate by reference Hoak Breedlove's opinion. The following description of Hoak Breedlove's opinion is only a summary. You should carefully read the full opinion for a complete understanding of the opinion's assumptions, considerations and limitations.

     Hoak Breedlove's opinion advises our board of directors only as to the fairness from a financial point of view of the consideration to be received by our shareholders in the offer and the merger. It does not address the merits of our board of directors' decision to adopt the merger agreement, recommend that you tender your shares in the offer or recommend that you vote for the approval of the merger agreement. The opinion is not a recommendation to you that you tender your shares in the offer or that you take any other action regarding the transaction.

     In connection with this opinion, Hoak Breedlove reviewed, among other things, a draft of the merger agreement; our annual reports on Form 10-K for the five years ended December 31, 2000; our quarterly reports on Form 10-Q for the periods ended September 30, 2000, June 30, 2000 and March 31, 2000; other communications from us to our shareholders; and our management team's internal financial analyses and forecasts. Hoak Breedlove also held discussions with members of our senior management team regarding their assessment of our past and current business operations, financial condition and future prospects. In addition, Hoak Breedlove reviewed our financial and stock market data and compared that data with similar data for other publicly held companies in businesses similar to ours; and Hoak Breedlove considered, to the extent publicly available, the financial terms of other business combinations and other transactions that have recently been effected. Hoak Breedlove also considered other information, financial studies, analyses and investigations and financial, economic and market criteria it deemed relevant.

     Hoak Breedlove did not independently verify any of the information it obtained for purposes of its opinion. Instead, Hoak Breedlove assumed the accuracy and completeness of all such information. Hoak Breedlove relied upon our management's assurances that information concerning our prospects, including budgeted and projected financial results, reflected the best currently available judgments and estimates of management as to our likely future financial performance. As to all legal matters, Hoak Breedlove relied on the advice of our counsel and assumed that the transaction will be completed in accordance with the terms of the merger agreement. Hoak Breedlove did not make an independent evaluation or appraisal of our assets or liabilities. Hoak Breedlove personnel visited our operating facilities as well as corporate headquarters. Hoak Breedlove's opinion was based on market, economic and other conditions as they existed and could be evaluated at the time it gave its opinion. Hoak Breedlove reviewed another recent third-party proposal for a business combination with us. However, Hoak Breedlove was not requested to, and did not, solicit other third-party indications of interest in acquiring all or any portion of us.

     We imposed no limitations on the scope of Hoak Breedlove's investigation or the procedures Hoak Breedlove followed in rendering its opinion.

     In addressing the fairness, from a financial point of view, of the cash consideration to be received by our shareholders, Hoak Breedlove considered a variety of generally recognized valuation methodologies and utilized those it believed were most appropriate for developing its opinion. The preparation of a fairness opinion involves the determination of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Hoak Breedlove's opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Hoak Breedlove made qualitative judgments about the relevance and significance of each component of the analysis and each factor. The analysis resulted in the calculation of ranges of implied per-share values for our common stock, including implied values that were greater than the cash consideration; however, Hoak Breedlove did not consider that any particular implied value, whether less than or greater than the cash consideration, was determinative of fairness. Rather, the range of implied values provided a range of fairness within which to evaluate the consideration to be received by our shareholders in the offer and the merger.

     Hoak Breedlove believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all factors and assumptions, would create an incomplete view of the process underlying its opinion.

     In performing its analysis, Hoak Breedlove made many assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control. The analysis performed by Hoak Breedlove did not purport to be an appraisal and was not necessarily indicative of actual values, trading values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by Hoak Breedlove's analysis. No public company that Hoak Breedlove utilized as a comparison is identical to us, nor are the transactions utilized as a comparison identical to the offer and the merger. Accordingly, a purely mathematical analysis based on the comparable companies or comparable business combinations is not a meaningful method of using the data described below. Rather, the analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the transaction or the public share price or other values of the companies being compared.

     In connection with its analysis, Hoak Breedlove utilized estimates and forecasts of our future operating results contained in or derived from budgeted and projected income statements provided by our management. Analysis based on forecasts of future results is not necessarily indicative of actual future results, which may be significantly more or less favorable than the forecasts. The analysis is inherently subject to uncertainty, being based on numerous factors or events beyond our control. Therefore, future results or actual values may be materially different from these forecasts or assumptions.

     Hoak Breedlove's opinion was one of many factors taken into consideration by our board of directors in making its determination to approve the merger agreement. Consequently, the analysis described below should not be viewed as determinative of the opinion of our board of directors with respect to our value or whether our board of directors would have been willing to agree to different terms for the transaction.

     The following is a brief summary of the material analysis performed by Hoak Breedlove in connection with rendering its opinion to our board of directors. The following summary includes information presented in tabular form. In order to understand the financial analysis performed by Hoak Breedlove, the tables must be read together with the accompanying text. Also, for purposes of the financial analysis from which these per-share values were derived, Hoak Breedlove assumed that we would be operated by a management team with the perceived ability to achieve the financial results projected. The following analysis reflects substantially the same methodologies used by Hoak Breedlove in its presentations to the special committee and the full board of directors on April 2, 2001.

     Comparable Public Company Analysis. Hoak Breedlove reviewed and compared our financial and stock market performance and selected ratios and multiples of ours to the financial and stock market performance and corresponding ratios and multiples of several publicly held companies that Hoak Breedlove considered to be generally comparable to us. Hoak Breedlove's comparable company universe was separated into two tiers of analysis. The first tier of comparable companies included two of our direct competitors. The second tier of comparable companies included seven companies that design and manufacture specialized industrial tools and equipment, with a market capitalization of less than $750 million.

     Hoak Breedlove selected the comparable companies because they have business, operating and financial characteristics generally similar to ours. Hoak Breedlove noted, however, that no company used in this analysis is identical to us.

     Among other types of analysis, Hoak Breedlove calculated the total enterprise value (that is, equity market value, plus debt, less cash and cash equivalents) as a multiple of the latest 12 months' revenue, earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings before interest and taxes, or EBIT, for each of the comparable companies. Hoak Breedlove also calculated the equity market value as a multiple of the latest 12 months' net income for each of the comparable companies. All multiples were calculated using closing stock prices on March 29, 2001. A summary of the multiples generated from this analysis is shown in the following table:

                       COMPARABLE PUBLIC COMPANY ANALYSIS


                                 ENTERPRISE   EQUITY    LTM(1)     LTM      LTM        LTM
COMPANY                            VALUE      VALUE    REVENUE    EBITDA    EBIT    NET INCOME
-------                          ----------   ------   --------   ------   ------   ----------
                                                                  ($ IN MILLIONS)
Tier 1 Comparables:
  3D Systems
    Corporation.........  TDSC    $  112.1    $126.6   $  109.7   $ 18.6   $ 12.3     $ 8.1
  Stratasys, Inc. ......  SSYS        11.6      18.0       35.6      2.2      0.4       0.9

Tier 2 Comparables:
  Ferro Corporation.....  FOE     $1,113.3    $697.4   $1,447.3   $189.8   $139.5     $71.6
  Actuant Corporation...  ATU        551.1     132.5      616.1    113.6     92.9      20.4
  DT Industries,
    Inc. ...............  DTII       245.6      31.6      503.1     28.5     12.2      (5.6)
  Flow International
    Corporation.........  FLOW       248.0     163.0      207.9     24.6     17.1       6.7
  Triple S Plastics,
    Inc. ...............  TSSS        27.4      17.3      142.6     17.5     12.9       7.3
  Memry Corporation.....  MRY         23.4      19.4       29.0      1.3     (0.8)     (1.2)
  Graham Corporation....  GHM         13.6      14.6       40.3      1.0     (0.0)      0.7






                                                          LTM                TEV(2) MULTIPLES                    PRICE/
                                                ------------------------ ------------------------      EQ.         CY
                                                EBITDA    EBIT     NET     LTM       LTM     LTM     VAL./LTM     2001
COMPANY                                         MARGIN   MARGIN   MARGIN REVENUE    EBITDA   EBIT   NET INCOME    EPS
-------                                         ------   ------   ------ --------   ------   ----   ----------   ------
                                                                                        ($ IN MILLIONS)
Tier 1 Comparables:
  3D Systems
    Corporation.........                         16.9%    11.2%     7.4%      1.0x    6.0x   9.1x     15.5x      11.9x
  Stratasys, Inc. ......                          6.2      1.2      2.4       0.3     5.2     NM        NM         NM
                        Mean                     11.6%     6.2%     4.9%      0.7x    5.6x   9.1x     15.5x      11.9x
Tier 2 Comparables:
  Ferro Corporation.....                         13.1%     9.6%     4.9%      0.8x    5.9x   8.0x      9.7x      10.5x
  Actuant Corporation...                         18.4     15.1      3.3       0.9     4.8    5.9       6.5         NA
  DT Industries,
    Inc. ...............                          5.7      2.4     (1.1)      0.5     8.6    20.1       NM         NA
  Flow International
    Corporation.........                         11.8      8.2      3.2       1.2    10.1    14.5     24.3       14.6
  Triple S Plastics,
    Inc. ...............                         12.3      9.0      5.1       0.2     1.6    2.1       2.4         NA
  Memry Corporation.....                          4.4     (2.8)    (4.1)      0.8    18.4     NM        NM         NA
  Graham Corporation....                          2.4     (0.1)     1.6       0.3    13.8     NM      22.0         NA
                        Mean                      9.7%     5.9%     1.9%      0.7x    9.0x   10.1x    13.0x      12.6x
                        Adjusted Mean(3)          9.5      5.9      2.4       0.7     8.7    9.5      12.7         NA
                        Median                   11.8      8.2      3.2       0.8     8.6    8.0       9.7       12.6
                        High                     18.4     15.1      5.1       1.2    18.4    20.1     24.3       14.6
                        Low                       2.4     (2.8)    (4.1)      0.2     1.6    2.1       2.4       10.5

---------------

(1) Latest 12 month, or LTM, for the 12 months ended February 28, 2001

(2) Total enterprise value

(3) The adjusted mean is calculated by removing the highest and the lowest value within the sample

     Based upon the comparable public company analysis, Hoak Breedlove estimated our equity valuation range to be $4.82 to $6.61 per share.

     Comparable Transactions Analysis. Hoak Breedlove analyzed publicly available information on transactions involving companies in our standard industrial classification, or SIC, code to determine if there were any transactions that could be deemed generally comparable to the proposed transaction. Hoak Breedlove's comparable transaction analysis company selection included purchases of 100% of the equity of public companies with (1) DTM's primary SIC code, 3559, which includes companies in the special industry machinery business, (2) total enterprise value between $2 million and $500 million, and (3) transactions announced and completed from January 1, 1999 through March 28, 2001. In Hoak Breedlove's opinion, none of the transactions identified were comparable to the proposed transaction and therefore Hoak Breedlove did not rely on this analysis to determine an indication of value.

     Premiums Paid Analysis. Hoak Breedlove analyzed the equity premiums paid in comparable merger and acquisition transactions to arrive at a "public market" valuation range that would incorporate a change of control premium. Hoak Breedlove's premiums paid analysis company selection included purchases of 100% of the equity of public companies with (1) primary SIC 7373, which are companies in the computer integrated systems design business, and 3559, which are companies in the special industry machinery business, (2) total enterprise value between $2 million and $500 million, and (3) transactions announced and completed from January 1, 1999 through March 28, 2001. A summary of the premiums paid analysis results is shown in the following tables:

                            SUMMARY OF PREMIUMS PAID

                                              ONE DAY PRIOR TO   ONE WEEK PRIOR TO   ONE MONTH PRIOR TO
                                                ANNOUNCEMENT       ANNOUNCEMENT         ANNOUNCEMENT
                                              ----------------   -----------------   ------------------
Mean........................................        50.6%               62.3%               69.6%
Median......................................        47.8                59.3                59.2
High........................................       125.7               217.0               205.5
Low.........................................        (2.9)               (0.6)               (4.0)

---------------

Source: Securities Data Company

                            IMPLIED PRICE PER SHARE

                                      PRICE PER
                                     SHARE AS OF                                          IMPLIED PRICE
                                    MARCH 30, 2001    MARKET RANGE     RELEVANT RANGE       PER SHARE
                                    --------------   ---------------   --------------   ------------------
Current...........................      $3.63        (2.9)% - 125.7%   40.0% - 60.0%    $5.08    -   $5.80
30-Day Avg. Price.................       3.32        (2.9)  - 125.7%   40.0  - 60.0      4.64    -    5.31
                                                                                        -----        -----
                                                                       Derived Price    $4.86    -   $5.55
                                                                       Per Share

     Based upon the premiums paid analysis, Hoak Breedlove estimated our equity valuation range to be $4.86 to $5.55 per share.

     Discounted Cash Flow Analysis. Hoak Breedlove performed a discounted cash flow analysis to estimate our present value under two scenarios. Both scenarios focused on our projected operating performance for the period 2001-2003, including assumptions for revenue growth and operating margins by segment. Scenario 1 consisted of a discounted cash flow analysis based on our unaltered assumptions for future operating performance. Scenario 2 consisted of a discounted cash flow analysis assuming no increase in machine prices and no improvement in gross margins in 2003.

     For each of the two scenarios, our present value as of March 29, 2001, was determined by summing the present values of the projected debt-free net cash flows through 2003 and the present value of our estimated terminal value as of fiscal year end 2003. The terminal value was calculated by assuming a relevant range of terminal EBITDA multiples, then multiplying the range of multiples times the projected 2003 EBITDA value. This calculation was then discounted back to the present value based on a relevant range of discount rates based on the F. Modigliani and M.H. Miller calculation for adjusted weighted average cost of capital. Debt-free net cash flow is defined as the cash flow after debt and tax obligations and consideration of adjustments for depreciation and amortization costs, capital expenditures and additional working capital requirements.

     The range of estimated enterprise values was calculated by applying a discount rate to the annual debt-free net cash flows and to our estimated terminal value for the perpetual or terminal period following 2003. Hoak Breedlove arrived at a relevant range of discount rates by calculating a range of estimates for our cost of capital using, among other things, the capital asset pricing model, or CAPM, to calculate the cost of equity capital based on data obtained from recognized industry sources including Ibbotson Associates' Stock Bonds Bills and Inflation Yearbook 2000 and The Wall Street Journal, and a range of estimates for cost of debt capital of 8.3% to 10% (pre-tax). The range of relevant discount rates applied to scenario 1 was higher than those applied to scenario 2, driven by the increased cost of equity resultant from higher inherent risk associated with the projected operational results of scenario 1 versus scenario 2.

     The sum of the values thus calculated provided an indication of the range of total enterprise values of our company. The following tables present a summary of the implied enterprise values for our company based on this analysis:

                                   SCENARIO 1

                                                                            TERMINAL EBITDA MULTIPLE
                                                                    -----------------------------------------
                                                    DISCOUNT RATE    5.00X      5.50X      6.00X      6.50X
                                                    -------------   --------   --------   --------   --------
                                                                     ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Total Enterprise Value............................     26.00%        $44.0      $48.1      $52.1      $56.2
Net Debt(1).......................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $46.6      $50.6      $54.7      $58.7
          Per Share...............................                   $6.08      $6.49      $7.01      $7.53
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     27.00%        $43.2      $47.1      $51.1      $55.1
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $45.7      $49.7      $53.6      $57.6
          Per Share...............................                   $5.97      $6.37      $6.87      $7.38
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     28.00%        $42.3      $46.2      $50.1      $54.0
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $44.9      $48.7      $52.6      $56.5
          Per Share...............................                   $5.86      $6.25      $6.75      $7.24
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     29.00%        $41.5      $45.3      $49.1      $52.9
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $44.1      $47.8      $51.6      $55.4
          Per Share...............................                   $5.75      $6.13      $6.62      $7.11
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     30.00%        $40.7      $44.4      $48.2      $51.9
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $43.3      $47.0      $50.7      $54.4
          Per Share...............................                   $5.65      $6.02      $6.50      $6.97
                                                                     =====      =====      =====      =====

---------------

(1) Net Debt is calculated as total debt less cash and cash equivalents.

                                   SCENARIO 2

                                                                                 TERMINAL EBITDA
                                                                    -----------------------------------------
                                                    DISCOUNT RATE    5.00X      5.50X      6.00X      6.50X
                                                    -------------   --------   --------   --------   --------
                                                                     ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Total Enterprise Value............................     21.00%        $32.8      $35.6      $38.5      $41.3
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $35.3      $38.1      $41.0      $43.9
          Per Share...............................                   $4.61      $4.89      $5.26      $5.62
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     22.00%        $32.1      $34.9      $37.7      $40.5
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $34.6      $37.4      $40.2      $43.0
          Per Share...............................                   $4.52      $4.80      $5.16      $5.51
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     23.00%        $31.5      $34.2      $37.0      $39.7
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $34.0      $36.8      $39.5      $42.2
          Per Share...............................                   $4.44      $4.71      $5.06      $5.41
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     24.00%        $30.9      $33.6      $36.2      $38.9
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $33.4      $36.1      $38.8      $41.4
          Per Share...............................                   $4.36      $4.63      $4.97      $5.31
                                                                     =====      =====      =====      =====
Total Enterprise Value............................     25.00%        $30.3      $32.9      $35.5      $38.1
Net Debt..........................................                    (2.5)      (2.5)      (2.5)      (2.5)
                                                                     -----      -----      -----      -----
     Total Equity Value...........................                   $32.8      $35.4      $38.1      $40.7
          Per Share...............................                   $4.29      $4.54      $4.88      $5.21
                                                                     =====      =====      =====      =====

     Based upon the discounted cash flow analysis, Hoak Breedlove estimated our equity valuation range to be $4.29 to $7.53 per share.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 of the Schedule 14D-9 we filed on May 1, 2001 is amended by amending and restating the subsection entitled "Litigation" in its entirety as follows:

  Litigation

     On April 6, 2001, a class action complaint under the caption Spinner v. Goldstein was filed in the 200th District Court of Travis County in the State of Texas, against us, some of our directors and 3D Systems. The complaint was amended on May 2, 2001. The complaint as amended alleged that the individual defendants breached their fiduciary duties to our shareholders in connection with the negotiation and execution of the merger agreement and the transactions contemplated by the merger agreement and that the tender offer documents distributed to the shareholders of DTM in connection with the tender failed to disclose material information. The amended complaint sought declaratory and injunctive relief, rescission and rescissory damages of the proposed transaction if consummated, compensatory damages, costs and attorneys' fees and other relief the court may deem just and proper. The plaintiff also requested document production from 3D Systems and us on an expedited basis.

     On May 11, 2001, we reached an agreement in principle with the representative of the purported class in the lawsuit captioned Spinner v. Goldstein, providing for the settlement of the action. The terms of the settlement in general are not expected to have a material adverse effect on us or otherwise delay the completion of the offer or the merger. In connection with the agreement, the plaintiff has cancelled his request for expedited discovery. At the date of this filing, we have not yet entered into a written agreement embodying the terms of our understanding but expect to do so shortly.

     Item 8 is further amended and supplemented by adding the following text at the end thereof:

  Antitrust Matters

     The Antitrust Division of the United States Department of Justice has contacted us seeking information about the offer and the merger. The Antitrust Division has indicated that its inquiry is directed to whether there are likely to be any anticompetitive effects resulting from the transactions contemplated by the merger agreement. We are cooperating fully with the inquiry.

                  [Remainder of page intentionally left blank]

ITEM 9. EXHIBITS.

     Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
           1.            Offer to Purchase dated April 30, 2001 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed by 3D Systems on April 30, 2001).
           2.            Letter of Transmittal (incorporated herein by reference to
                         Exhibit (a)(1)(ii) to the Schedule TO filed by 3D Systems on
                         April 30, 2001).
           3.            Agreement and Plan of Merger dated as of April 2, 2001 by
                         and among DTM Corporation, 3D Systems Corporation and Tiger
                         Deals, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by DTM Corporation on April 6, 2001).
           4.            Confidentiality Agreement dated March 17, 2001 between DTM
                         Corporation and 3D Systems (incorporated herein by reference to Exhibit 4 to the Schedule 14D-9 filed by DTM on May 1,
                         2001).
           5.            Exclusivity Letter Agreement dated March 17, 2001 between
                         DTM Corporation and 3D Systems (incorporated herein by
                         reference to Exhibit 5 to the Schedule 14D-9 filed by DTM on
                         May 1, 2001).
           6.            Opinion of Hoak Breedlove Wesneski & Co. dated April 2, 2001
                         (incorporated herein by reference to Exhibit 6 to the
                         Schedule 14D-9 filed by DTM on May 1, 2001).
           7.            Item 11 "Executive Compensation" and Item 13 "Certain
                         Relationships and Related Transactions" of DTM Corporation's
                         Annual Report on Form 10-K for the fiscal year ended
                         December 31, 2000 filed on March 19, 2001, as amended by the
                         Form 10-K/A filed by DTM Corporation on April 23, 2001
                         (incorporated by reference herein).
           8.            Article VIII from DTM Corporation's Amended and Restated
                         Articles of Incorporation (incorporated herein by reference to Exhibit 8 to the Schedule 14D-9 filed by DTM on May 1,
                         2001).
           9.            Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and DTM
                         Acquisition Company, L.P. (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by
                         DTM on April 6, 2001).
          10.            Tender and Voting Agreement dated as of April 2, 2001 by and among 3D Systems Corporation, Tiger Deals, Inc. and John S.
                         Murchison, III (incorporated herein by reference to Exhibit
                         2.3 to the Current Report on Form 8-K filed by DTM on April
                         6, 2001).
          11.            Severance Agreement dated March 30, 2001 by and between DTM
                         Corporation and John S. Murchison, III (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form
                         8-K filed by DTM on April 6, 2001).
          12.            Severance Agreement dated March 30, 2001 by and between DTM
                         Corporation and Geoffrey W. Kreiger (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
          13.            Severance Agreement dated March 30, 2001 by and between DTM
                         Corporation and Patrick Lordi (incorporated herein by
                         reference to Exhibit 10.3 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
          14.            Severance Agreement dated March 30, 2001 by and between DTM
                         Corporation and Kevin McAlea (incorporated herein by
                         reference to Exhibit 10.4 to the Current Report on Form 8-K filed by DTM on April 6, 2001).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          15.            Severance Agreement dated March 30, 2001 by and between DTM
                         Corporation and Ronald K. Skaggs (incorporated herein by
                         reference to Exhibit 10.5 to the Current Report on Form 8-K filed by DTM on April 6, 2001).
          16.            Complaint captioned Spinner v. Goldstein dated April 6, 2001 against DTM Corporation, certain of its directors and 3D
                         Systems (incorporated herein by reference to Exhibit 16 to the Schedule 14D-9 filed by DTM on May 1, 2001).
          17.            Amendment and Supplement to Offer to Purchase dated May 15,
                         2001 (incorporated by reference to Exhibit (a)(1)(ix) to the
                         Schedule TO/A filed by 3D Systems on May 16, 2001).
          18.            Amendment No. 1 to Agreement and Plan of Merger dated May
                         15, 2001 (incorporated herein by reference to Exhibit (d)(2)
                         to the Schedule TO/A filed by 3D Systems on May 16, 2001).
          19.*           First amended complaint captioned Spinner v. Goldstein dated
                         May 2, 2001 against DTM Corporation, certain of its
                         directors and 3D Systems.

---------------

 *  Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2001

                                            DTM CORPORATION

                                            By: /s/ JOHN S. MURCHISON, III
                                              ----------------------------------
                                                John S. Murchison, III
                                                Chief Executive Officer and
                                                President